UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

Amsterdam (March 15, 2018) - VEON Ltd. (NASDAQ: VEON) today filed its Annual Report on Form 20-F for the year ended December 31, 2017 (the “Form 20-F”) with the U.S. Securities and Exchange Commission at www.sec.gov. The Form 20-F is also available on the investor relations section of the company’s website at www.veon.com. Shareholders may request a hard copy of the Form 20-F, including VEON’s complete audited financial statements for the year ended December 31, 2017, free of charge, by contacting VEON’s Investor Relations Department at ir@veon.com.

A copy of the announcement relating to the publication of the Form 20-F is filed as Exhibit 99.1 hereto. This foregoing description of the publication of the Form 20-F does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Announcement, dated March 15, 2018, by VEON Ltd. announcing filing of Form 20-F for year 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: March 15, 2018

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel